Exhibit 10.8

March 13, 2017

Ralph Clark

Dear Ralph:

Since July 6, 2010, you have been employed by ShotSpotter, Inc. (the “Company”) as its President and Chief Executive Officer pursuant to a letter agreement with the Company dated July 2, 2010 (the “Prior Letter Agreement”).  The Company desires to continue your employment as its President and Chief Executive Officer and provide you with certain compensation and benefits in return for your services, and you agree to be retained by the Company in such capacity and to receive the compensation and benefits on the terms and conditions set forth in this letter agreement (the “Letter Agreement”).  The Company and you desire to enter into this Letter Agreement to become effective and replace and supersede the Prior Letter Agreement, subject to your signature below, effective as of the date of this Letter Agreement (the “Effective Date”) in order to memorialize the terms and conditions of your employment by the Company upon and following the Effective Date.

As the President and Chief Executive Officer of the Company, you will report to the Company’s Board of Directors (the “Board”) and have the duties and responsibilities customarily associated with such position, including, but not limited to, those duties and responsibilities that the Board may determine from time to time. You will devote your full business efforts and time to the Company. Further, you agree not to actively engage in any other employment, occupation, or consulting activity related to the business of the Company for any direct or indirect remuneration during your employment with the Company without the prior written approval of the Board.  Your principal place of business for the performance of your duties and responsibilities will be the Company’s corporate headquarters in Newark, California, provided, however, that the Company may from time to time require you to travel temporarily to other locations (domestic and international) in connection with the Company’s business.

During the period in which you are employed as the Company’s President and Chief Executive Officer, you will serve as a member of the Board, subject to any required Board and/or stockholder approval. Unless the Board provides otherwise, upon your termination of employment as the Company’s President and Chief Executive Officer for any reason, you will automatically and without further action immediately be deemed to have resigned from the Board.

You will receive an annual salary of $300,000.00 which will be paid periodically in accordance with the Company’s normal payroll practices and will be subject to the usual, required withholding.  Your base salary will be subject to annual review by the Board or its Compensation Committee, and adjustments will be made based upon the Company’s normal performance review practices.

You will be eligible to earn an annual performance bonus with a target amount up to 100% of your annual salary (the “Target Amount”) for each full fiscal year while you are employed by the Company; provided that you must remain employed by the Company on the last day of such fiscal year to be eligible for a bonus.  The Target Amount is subject to review and adjustment by the Board or its Compensation Committee in its sole discretion.  Any annual performance bonus shall be awarded based on objective or subjective performance criteria determined by the Board or its Compensation Committee in its sole discretion after consultation with you.  The Board or its Compensation Committee will determine in its sole discretion the extent to which you and the Company have achieved the performance criteria upon which the bonus is based and the amount of the bonus, which could be below the Target Amount (and may be $0).  Any annual performance bonus earned for any given fiscal year will be paid to you on the date on which annual performance bonuses are paid to all other senior executives of the Company, but in no event later than the date that is two and one-half months following the end of the fiscal year for which the bonus is earned and no longer subject to a substantial risk of forfeiture.

You will be entitled to participate in all employee benefit plans and arrangements and fringe benefits and programs that may be provided to senior executives of the Company from time to time while you are employed by the Company, subject to plan terms and generally applicable Company policies.  The Company may provide benefits, payroll, and other human resource management services through a professional employer organization, in which case such professional employer organization will be considered your employer of record for these benefits and payroll purposes. (The term for this relationship is “co-employment.”)

You were previously granted an option to purchase 247,059 shares of the Company’s common stock on October 30, 2012 under the Company’s 2005 Stock Plan (the “2005 Plan”) and form of stock option agreement (“Option Agreement”), and options to purchase 205,884 and 117,648 shares of the Company’s common stock on December 12, 2012 and  July 19, 2016, respectively, under the Company’s Amended and Restated 2005 Stock Plan (the “A&R 2005 Plan”) and an Option Agreement.  The Options are governed by the terms of the respective 2005 Plan, A&R 2005 Plan and Option Agreements, unless specifically stated otherwise in this Letter Agreement.

Notwithstanding the vesting schedule set forth in the Option Agreements governing the Options, in the event that you are terminated by the Company other than for Cause (as defined below), death or disability, such termination occurs prior to a Change of Control (as defined below), you sign and do not revoke a standard release of claims in a form acceptable to the Company or its successor entity (a “Release”), and such Release becomes nonrevocable, effective and enforceable in accordance with its terms within 60 days following the effective date of termination (such date that the Release becomes nonrevocable, effective and enforceable is referred to as the “Release Effective Date”), then you shall receive the following:

1.                                      Effective as of your termination date, additional monthly vesting of the unvested shares subject to the Options (if any) that would have vested pursuant to the vesting schedule set forth in the Option Agreements during the 6 months following your termination date if you had remained employed through such period; and

2.                                      Payment to you of your monthly base salary for a period of 6 months following your termination date, to be paid periodically in accordance with the Company’s normal payroll policies, commencing on the Company’s first regularly scheduled payroll date occurring after the Release Effective Date.

Notwithstanding the vesting schedule set forth in the Option Agreements governing the Options, in the event that, immediately prior to, or within 12 months following a Change of Control, your employment is terminated by the Company other than for Cause (as defined below), death or disability, or you resign your position with the Company for Good Reason (as defined below), you sign and do not revoke a Release, and such Release becomes nonrevocable, effective and enforceable in accordance with its terms within 60 days following the effective date of termination, then you shall receive the following:

1.                                      Effective as of your termination date, 100% of the unvested shares subject to the Options (if any) will immediately vest and become exercisable; and

2.                                      Payment to you of your monthly base salary for a period of 6 months following your termination date, to be paid periodically in accordance with the Company’s normal payroll policies, commencing on the Company’s first regularly scheduled payroll date occurring after the Release Effective Date.

You should be aware that your employment with the Company constitutes “at-will” employment. This means that your employment relationship with the Company may be terminated at any time with or without notice, with or without good cause or for any or no cause, at either party’s option. You understand and agree that neither your job performance nor promotions, commendations, bonuses or the like from the Company give rise to or in any way serve as the basis for modification, amendment, or extension, by implication or otherwise, of your employment with the Company.

You will be entitled to paid vacation in accordance with the Company’s vacation policy as applicable to the Company’s executive officers, with the timing and duration of specific vacations mutually and reasonably agreed to by you and the Company.

For these purposes, “Cause” means: (1) your failure to perform the duties of your position (as they may exist from time to time) to the reasonable satisfaction of the Board where such failure causes or is reasonably likely to cause a material adverse consequence on the business, properties, assets, results of operations, or condition (financial or otherwise) of the Company, after receipt of a written warning and your continued failure to cure such default to the reasonable satisfaction of the Board within 10 days following receipt of such written warning; (2) any act of dishonesty, fraud or misrepresentation taken by you in connection with your responsibilities as an employee that is intended to result in your personal enrichment; (3) your conviction or plea of no contest to felony or a crime involving moral turpitude; (4) willful misconduct by you that is injurious to the Company’s reputation or business; or (5) your material breach of any covenant or condition of this Letter Agreement, the NDA Agreement (as defined below) or any other agreement between you and the Company. For purposes of this definition, an act or failure to act will be deemed “willful” if undertaken not in good faith or without reasonable belief that such action or failure to act was in the best interests of the Company.

For these purposes, “Good Reason” means your voluntary resignation of your employment following any one or more of the following events that occur without your consent: (1) a material reduction of your duties, position or responsibilities, or your removal from such position and responsibilities, unless you are provided with a comparable position (i.e., a position of equal or greater organizational level, duties, authority, compensation and status); provided, however, that a reduction in duties, position or responsibilities solely by virtue of the Company being acquired and made part of a larger entity (as, for example, when the Chief Executive Officer of the Company remains as such following a Change of Control but is not made the Chief Executive Officer of the acquiring corporation) shall not constitute “Good Reason;” (2) your principal work location is moved more than 50 miles from its current location; (3) the Company or its successor materially reduces your aggregate base salary (other than a similar reduction applicable to executives generally); or (4) the Company’s material breach of any covenant of this Letter Agreement; provided, however, that, any such resignation by you shall only be deemed for Good Reason pursuant to this definition if: (1) you give the Company written notice of your intent to terminate for Good Reason within 30 days following the first occurrence of the condition(s) that you believe constitute(s) Good Reason, which notice shall describe such condition(s); (2) the Company fails to remedy such condition(s) within 30 days following receipt of the written notice (the “Cure Period”); and (3) you voluntarily terminate your employment within 30 days following the end of the Cure Period.

(i)            For these purposes, “Change of Control” means a “Change in Control” as defined in the A&R 2005 Plan.

The Company will be entitled to withhold from any payment due to you hereunder any amounts required to be withheld by applicable tax laws or regulations.

As a condition of your continued employment, you are also required to sign and continue to comply with the Company’s standard form of employee nondisclosure and assignment agreement (“NDA Agreement”), which is hereby incorporated by reference. In the event of any dispute or claim relating to or arising out of our employment relationship, you and the Company agree that (1) any and all disputes between you and the Company will be fully and finally resolved by binding arbitration, (2) you are waiving any and all rights to a jury trial but all court remedies will be available in arbitration, (3) all disputes will be resolved by a neutral arbitrator who will issue a written opinion, (4) the arbitration will provide for adequate discovery, and (5) the Company will pay all but the first $125 of the arbitration fees (not including legal expenses).

It is intended that all of the cash severance payments payable under this Letter Agreement upon termination of your employment (“Severance Benefits”) satisfy, to the greatest extent possible, the exemptions from the application of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations and other guidance thereunder and any state law of similar effect (collectively, “Section 409A”) provided under Treasury Regulations Sections 1.409A-1(b)(4) and 1.409A-1(b)(9), and this Letter Agreement will be construed in a manner that complies with such exemptions.  If not so exempt, this Letter Agreement (and any definitions hereunder) will be construed in a manner that complies with Section 409A, and incorporates by reference all required definitions and payment terms.  No severance payments will be made under this Letter Agreement unless your termination of employment constitutes a “separation from service” (as defined under Treasury Regulation Section 1.409A-1(h) without regard to any alternative definition) (a “Separation from Service”).  For purposes of Section 409A (including, without limitation, for purposes of Treasury Regulations Section 1.409A-2(b)(2)(iii)), your right to receive any installment payments under this Letter Agreement (whether severance payments or otherwise) shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment.  If the Company determines that the severance payments provided under this Letter Agreement constitute “deferred compensation” under Section 409A and if you are a “specified employee” of the Company, as such term is defined in Section 409A(a)(2)(B)(i) of the Code, at the time of your Separation from Service, then, solely to the extent necessary to avoid the incurrence of the adverse personal tax consequences under Section 409A, the timing of the Severance Benefits will be delayed as follows:  on the earlier to occur of (a) the date that is six months and one day after your Separation from Service, and (b) the date of your death (such earlier date, the “Delayed Initial Payment Date”), the Company will (i) pay to you a lump sum amount equal to the sum of the Severance Benefits that you would otherwise have received through the Delayed Initial Payment Date if the commencement of the payment of the Severance Benefits had not been delayed pursuant to this paragraph, and (ii) commence paying the balance of the Severance Benefits in accordance with the applicable payment schedule set forth in this Letter Agreement.  No interest shall be due on any amounts deferred pursuant to this paragraph.  To the extent that any Severance Benefits are deferred compensation under Section 409A, and are not otherwise exempt from the application of Section 409A, then, if the period during which you may consider and sign the Release spans two calendar years, the payment of any such Severance Benefit will not be made or begin until the later calendar year.

If any payment or benefit you will or may receive from the Company or otherwise (a “280G Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then any such 280G Payment pursuant to this Letter Agreement or otherwise (a “Payment”) shall be equal to the Reduced Amount.  The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment (after reduction) being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount (i.e., the amount determined by clause (x) or by clause (y)), after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in your receipt, on an after-tax basis, of the greater economic benefit notwithstanding that all or some portion of the Payment may be subject to the Excise Tax.  If a reduction in a Payment is required pursuant to the preceding sentence and the Reduced Amount is determined pursuant to clause (x) of the preceding sentence, the reduction shall occur in the manner (the “Reduction Method”) that results in the greatest economic benefit for you.  If more than one method of reduction will result in the same economic benefit, the items so reduced will be reduced pro rata (the “Pro Rata Reduction Method”).  Notwithstanding the foregoing, if the Reduction Method or the Pro Rata Reduction Method would result in any portion of the Payment being subject to taxes pursuant to Section 409A that would not otherwise be subject to taxes pursuant to Section 409A, then the Reduction Method and/or the Pro Rata Reduction Method, as the case may be, shall be modified so as to avoid the imposition of taxes pursuant to Section 409A as follows:  (A) as a first priority, the modification shall preserve to the greatest extent possible, the greatest economic benefit for you as determined on an after-tax basis; (B) as a second priority, Payments that are contingent on future events (e.g., being terminated without cause), shall be reduced (or eliminated) before Payments that are not contingent on future events; and (C) as a third priority, Payments that are “deferred compensation” within the meaning of Section 409A shall be reduced (or eliminated) before Payments that are not deferred compensation within the meaning of Section 409A.

Unless you and the Company agree on an alternative accounting firm, the accounting firm engaged by the Company for general tax compliance purposes as of the day prior to the effective date of the change of control transaction triggering the Payment shall perform the foregoing calculations.  If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the change in control transaction, the Company shall appoint a nationally recognized accounting firm to make the determinations required hereunder.  The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder.  The Company shall use commercially reasonable efforts to cause the accounting firm engaged to make the determinations hereunder to provide its calculations, together with detailed supporting documentation, to you and the Company within 15 calendar days after the date on which your right to a 280G Payment becomes reasonably likely to occur (if requested at that time by you or the Company) or such other time as requested by you or the Company.

If you receive a Payment for which the Reduced Amount was determined pursuant to clause (x) of the paragraph above and the Internal Revenue Service determines thereafter that some portion of the Payment is subject to the Excise Tax, you shall promptly return to the Company a sufficient amount of the Payment so that no portion of the remaining Payment is subject to the Excise Tax.  For the avoidance of doubt, if the Reduced Amount was determined pursuant to clause (y) in the paragraph above, you shall have no obligation to return any portion of the Payment pursuant to the preceding sentence.

This Letter Agreement, together with the 2005 Plan, A&R 2005 Plan, Option Agreements and the NDA Agreement, represents the entire agreement and understanding between you and the Company concerning your employment relationship with the Company, and supersedes in its entirety any and all prior agreements and understandings concerning your employment relationship with the Company, whether written or oral, including but not limited to the Prior Letter Agreement.

The terms of this Letter Agreement may only be amended, canceled or discharged in writing signed by you and the Company. This Letter Agreement will be governed by the internal substantive laws, but not the choice of law rules, of the State of California.

In the event that any provision hereof becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, this Letter Agreement will continue in full force and effect without such provision.

You acknowledge that you have had the opportunity to discuss this matter with and obtain advice from your private attorney, have had sufficient time to, and have carefully read and fully understand all the provisions of this Letter Agreement, and are knowingly and voluntarily entering into this Letter Agreement.

Sincerely,

/s/ Randy Hawks

Randy Hawks
Director, ShotSpotter Board of Directors

I agree to and accept employment with ShotSpotter, Inc. on the terms and conditions set forth in this agreement.

Date:	26 March 2017	/s/ Ralph Clark
Ralph Clark